Filed by GlobalNet, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                                Subject Company: GlobalNet, Inc.
                                                      Registration No. 333-81694


      On March 15, 2002 GlobalNet issued the following press release in connection with its pending merger with a wholly owned Subsidiary of The Titan Corporation.

                      Titan/GlobalNet Exchange Ratio Fixed

LOMBARD, IL, MARCH 15, 2002 - GLOBALNET, INC. (OTC BB: GBNE), today announced that the exchange ratio for its previously reported merger with a wholly owned subsidiary of The Titan Corporation (NYSE: TTN) has been fixed at 0.03853 shares of Titan common stock for each outstanding share of GlobalNet common stock. The exchange ratio was fixed based on an implied Titan common stock price of $25.625 in accordance with the terms of the Merger Agreement, dated January 6, 2002 and amended on January 29, 2002.

At the effective time of the merger, a wholly owned subsidiary of Titan will be merged into GlobalNet and all then outstanding shares of GlobalNet common stock will be converted into the right to receive shares of Titan and cash in lieu of fractional shares, if any, in accordance with the merger exchange ratio.

As previously announced, consummation of the merger remains subject to the satisfaction of certain customary closing conditions, including the receipt of certain consents, the absence of certain material adverse changes and approval of the merger agreement by GlobalNet's shareholders at a special meeting of such shareholders to be held on March 21, 2002.

ABOUT GLOBALNET

GlobalNet, Inc. provides international voice, data and Internet services over a managed IP network to international carriers and other communication service providers in the United States and other strategic countries around the world. GlobalNet's state-of-the-art IP network, utilizing

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the convergence of voice and data networking, offers customers economical pricing, global reach and an intelligent platform that guarantees fast delivery of value-added services and applications. The company, through its facilities in the U.S. and other strategic countries, including arrangements with affiliates worldwide, can carry traffic to more than 200 countries.

SAFE HARBOR STATEMENT

FORWARD-LOOKING STATEMENTS AND COMMENTS IN THIS NEWS RELEASE ARE MADE PURSUANT TO THE SAFE HARBOR PROVISIONS OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934. CERTAIN STATEMENTS, WHICH DESCRIBE THE COMPANY'S INTENTIONS, EXPECTATIONS OR PREDICTIONS, ARE FORWARD-LOOKING AND ARE SUBJECT TO IMPORTANT RISKS AND UNCERTAINTIES. THE RESULTS OR EVENTS PREDICTED IN THESE STATEMENTS MAY DIFFER MATERIALLY FROM ACTUAL RESULTS OR EVENTS. FACTORS WHICH COULD CAUSE RESULTS OR EVENTS TO DIFFER FROM CURRENT EXPECTATIONS INCLUDE, AMONG OTHER THINGS: THE IMPACT OF RAPID TECHNOLOGICAL AND MARKET CHANGE; GENERAL INDUSTRY AND MARKET CONDITIONS AND GROWTH RATES; INTERNATIONAL GROWTH AND GLOBAL ECONOMIC CONDITIONS, PARTICULARLY IN EMERGING MARKETS AND INCLUDING INTEREST RATES AND CURRENCY EXCHANGE RATE FLUCTUATIONS; AND THE IMPACT OF CONSOLIDATION IN THE TECHNOLOGY INDUSTRY. THESE RISKS MAY FURTHER BE DISCUSSED IN PERIODIC REPORTS AND REGISTRATION STATEMENTS TO BE FILED BY THE COMPANY FROM TIME TO TIME WITH THE SEC.

For further information contact: Pere Valles, Chief Financial Officer of GlobalNet, Inc., +1-630-652-1330, PVALLES@GBNE.NET; or Julie MacMedan of Pondel Wilkinson MS&L, +1-310-207-9300, JMACMEDAN@PONDEL.COM, for GlobalNet, Inc.

Website: www.gbne.net
                                   # # # #

ADDITIONAL INFORMATION

      Titan has filed with the Securities and Exchange Commission a Registration Statement on Form S-4 relating to the shares of its common stock that may be issued in connection with the merger with GlobalNet. The Prospectus forming a part of that Registration Statement also includes GlobalNet's Proxy Statement by which GlobalNet is soliciting proxies in connection with the special meeting of GlobalNet shareholders to be held on March 21, 2002 called for the purpose of considering approval of the merger agreement. The Proxy Statement/Prospectus has been mailed to shareholders of GlobalNet. This document contains important information about the transaction. Shareholders of GlobalNet are urged to read these documents carefully. Shareholders of GlobalNet may obtain free copies of these documents through the website maintained by the SEC at www.sec.gov. In addition, documents filed with the SEC in connection with the merger may be obtained free of charge by requesting them in writing from GlobalNet at: 1919 South Lombard Avenue, Suite 125-D, Lombard, Illinois 60148, Attention: Investor Relations, or by telephone at (630) 652-1300.